Exhibit 12

KINDER MORGAN ENERGY PARTNERS, L.P. AND SUBSIDIARIES
EXHIBIT 12 – STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars In millions except ratio amounts)

	Year Ended December 31,

	2009	2008	2007	2006	2005
Earnings:
Pre-tax income from continuing operations before cumulative effect of a change in accounting principle and before adjustment for noncontrolling interests and equity earnings (including amortization of excess cost of equity investments) per statements of income	$1,155.6	$1,182.5	$430.5	$965.8	$760.1
Add:
Fixed charges	482.9	467.4	444.8	383.7	293.8
Amortization of capitalized interest	3.8	3.0	2.0	1.3	0.8
Distributed income of equity investees	234.5	158.0	101.6	66.3	61.1
Less:
Interest capitalized from continuing operations	(32.9)	(48.6)	(31.4)	(20.3)	(9.8)
Noncontrolling interest in pre-tax income of subsidiaries with no fixed charges	(0.2)	(0.3)	(0.5)	(0.5)	(0.4)
Income as adjusted	$1,843.7	$1,762.0	$947.0	$1,396.3	$1,105.6

Fixed charges:
Interest and debt expense, net per statements of income (includes amortization of debt discount, premium, and debt issuance costs; excludes capitalized interest)	$464.4	$446.8	$428.5	$365.8	$278.2
Add:
Portion of rents representative of the interest factor	18.5	20.6	16.3	17.9	15.6
Fixed charges	$482.9	$467.4	$444.8	$383.7	$293.8

Ratio of earnings to fixed charges	3.82	3.77	2.13	3.64	3.76